Verizon New England Inc.

EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Millions)	Nine Months Ended September 30, 2003

Income before provision for income taxes and cumulative effect of change in accounting principle	$215.2
Equity loss from affiliates	32.5
Dividends received from equity affiliates	20.5
Interest expense	119.4
Portion of rent expense representing interest	57.8
Amortization of capitalized interest	6.0

Earnings, as adjusted	$451.4

Fixed charges:
Interest expense	$119.4
Portion of rent expense representing interest	57.8
Capitalized interest	4.4

Fixed charges	$181.6

Ratio of earnings to fixed charges	2.49